Exhibit 4.29

S.V. A.T. F.C. C.C.

Hotel101 EU SARL

6, Rue Eugène Ruppert,

L-2453 - Luxembourg

Email: mhy@hotel101global.com

November 28, 2025

RE: Acquisition of 100% of the corporate capital of ALNITAK S.R.L.

Dear Sirs,

We have received your proposal dated 28 November 2025, the contents of which are transcribed below. By signing this letter, we are pleased to confirm our agreement to your proposal.

***

Lhuxor S.r.l.

Via della Camilluccia 285,

00135 - Rome

via pec to: lhuxorsrl@legalmail.it

Sofia Real Estate S.r.l.

Lungotevere dei Mellini 44,

00193 - Rome

via pec to: sofiare@pec.it

Caterina Casale

Via Pietro Antonio Micheli 90,

00197 - Rome

Via pec to: caterina.casale@pec-legal.it

Filippo Casale

Via Santissima Annunziata 15,

40136 - Bologna

Via pec to: filippo.casale@legalmail.it

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

Luxembourg, November 28, 2025

RE: Acquisition of 100% of the corporate capital of ALNITAK S.R.L.

Dear Sirs,

following our previous discussions, please find enclosed our proposal of

***

SALE AND PURCHASE AGREEMENT

by and between

(1)	Hotel101 EU SARL, a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 6, Rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg, registration number with the Companies' Register of Luxembourg no. B278410, hereby represented by Marriana Yulo and Emilie Anne Guirimand, as joint signatories, acting in their capacity as Directors by virtue of the powers granted to them by the bylaws (hereinafter “Purchaser”)

and

(2)	Lhuxor S.r.l. a company with registered office in Via della Camilluccia 285, Rome, share capital Euro 1,200,000.00, fully paid up, registration number in the Register of Companies of Rome, tax code and VAT no. 11001441002, represented by Antonio Tortora, in his capacity as sole administrator duly authorized to represent the company (hereinafter, “Lhuxor”)

(3)	Sofia Real Estate S.r.l. a company with registered office in Lungotevere dei Mellini 44, Rome, share capital Euro 10,000.00, fully paid up, registration number in the Register of Companies of Rome, tax code and VAT no. 08696871006, represented by Stefania Vitiello, in her capacity as sole administrator, duly authorized to represent the company (hereinafter, “Sofia Real Estate”)

(4)	Caterina Casale born in Bologna on September 27, 1992, domiciled in Via Pietro Antonio Micheli 90, Rome, fiscal code CSLCRN92P67A944D

(5)	Filippo Casale born in Bologna on April 28, 1988, domiciled in Via Santissima Annunziata 15, Bologna, fiscal code CSLFPP88D28A944J

(all the above, collectively, the “Sellers”)

and

(6)	ALNITAK S.R.L. with registered office in via della Camilluccia no. 285, Rome, share capital of Euro 1,000,000.00, entirely subscribed and paid-in, registered with the Companies’ Register of Rome under tax code and VAT number 15506301009, REA RM-1595609, represented by Antonio Tortora, in his capacity as sole administrator, duly authorized to represent the company, which, by signing this Agreement, assumes only the undertakings referred to the Target pursuant to this Agreement, provided, however, that the Sellers shall be jointly and severally liable for the performance of all the obligations of Target pursuant to this Agreement (hereinafter “Alnitak” or the “Target”, and with the Purchaser and the Sellers, collectively, “Parties” and each a “Party”).

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

WHEREAS

A.	Alnitak is an Italian limited liability company engaged, inter alia, in the real estate and construction business, with a corporate capital of Euro 1,000,000.00 currently owned by (1) Lhuxor for a quota equal to 71.71% of the corporate capital, (2) Sofia Real Estate for a quota equal to 27.65% of the corporate capital, (3) Sagen for a quota equal to 0.29% (4) Caterina Casale for a quota equal to 0.15% of the corporate capital, (5) Filippo Casale for a quota equal to 0.15% of the corporate capital, (6) Stefano Calò for a quota equal to 0.05% of the corporate capital, free and clear of any Lien (as defined below), it being understood that Lhuxor undertakes to purchase, at the First Closing, the quotas respectively owned by Sagen and Stefano Calò prior to the First Closing Date with the effect that on the First Closing Date, Lhuxor will own a quota equal to 72,05% of Alnitak’s corporate capital (all the quotas owned by the Sellers, the “Target Quotas”).

B.	Alnitak owns a land with a total cadastral area of 14,060 sqm located in the Municipality of San Donato Milanese (Milan), cadastrally identified as follows:

…sheet 10, parcel 155, arable land, 0.02.85 a, class U, cadastral income Euro 1.84, agricultural income Euro 1.47;

…sheet 10, parcel 156, arable land, 0.21.27 a, class U, cadastral income Euro 13.73, agricultural income Euro 10.99;

…sheet 10, parcel 157, arable land, 0.01.47 a, class U, cadastral income Euro 0.95, agricultural income Euro 0.76;

…sheet 10, parcel 158, arable land, 0.00.85 ca, class U, cadastral income Euro 0.55, agricultural income Euro 0.44;

…sheet 10, parcel 159, arable land, 0.10.53 a, class U, cadastral income Euro 6.80, agricultural income Euro 5.44;

…sheet 10, parcel 160, arable land, 0.03.15 a, class U, cadastral income Euro 2.03, agricultural income Euro 1.63;

…sheet 10, parcel 161, arable land, 0.00.33 ca, class U, cadastral income Euro 0.21, agricultural income Euro 0.17;

…sheet 10, parcel 162, arable land, 0.01.60 a, class U, cadastral income Euro 1.03, agricultural income Euro 0.83;

…sheet 10, parcel 163, arable land, 0.49.10 a, class U, cadastral income Euro 31.70, agricultural income Euro 25.36;

…sheet 10, parcel 164, arable land, 0.00.43 ca, class U, cadastral income Euro 0.28, agricultural income Euro 0.22.

…sheet 10, parcel 165, arable land, 0.00.36 ca, class U, cadastral income Euro 0.23, agricultural income Euro 0.19;

…sheet 10, parcel 166, arable land, 0.03.25 a, class U, cadastral income Euro 2.10, agricultural income Euro 1.68;

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

…sheet 10, parcel 167, arable land, 0.00.36 ca, class U, cadastral income Euro 0.23, agricultural income Euro 0.19;

…sheet 10, parcel 168, arable land, 0.10.59 a, class U, cadastral income Euro 6.84, agricultural income Euro 5.47;

…sheet 10, parcel 169, arable land, 0.06.76 a, class U, cadastral income Euro 4.36, agricultural income Euro 3.49;

…sheet 10, parcel 170, arable land, 0.27.70 a, class U, cadastral income Euro 17.88, agricultural income Euro 14.31;

all as better depicted in the plan (estratto di mappa) attached hereto under Annex B (hereinafter the “Land”) which the Purchaser intends to develop into an Hotel101-branded hotel structure providing centralized management of rooms, to be individually sold on a fractional basis and owned by third-party purchasers, with approximately 429 Rooms and approximately 11,000 sqm of Gross Floor Area (“GFA”) (hereinafter the “Hotel”).

C.	On April 24, 2023, the Target signed with Studio FZ S.r.l. (“Studio FZ”), with registered office at Corso G. Matteotti 11, 20121 Milan, VAT no. 11026660966, a consultancy agreement, amended as of March 4, 2024, for the drafting of the preliminary project relating to the development on the Land of an hotel (the “Original Project”) and drafted a proposal of implementation plan (piano attuativo) for the variation of the zoning regulations applicable to the Land, to the effect that the Original Project could be approved by the local Authorities which so far has been filed with the competent Authorities in order to start the administrative procedure aimed at the relevant approval (the “Proposal of Implementation Plan”) ;

D.	In the context of the Transaction, as better identified below, the Purchaser intends to pursue on the Land a new project based on the Hotel 101 hotel brand, attached hereto as Annex C (hereinafter the “New Project”) which requires the Sellers to file with the competent Authorities an amendment to the Proposal of Implementation Plan (or, as the case may be, a new Implementation Plan), according to the draft attached hereto as Annex D (the “Draft Amended Proposal of Implementation Plan”).

E.	On July 9, 2025, the Target approved its statutory financial statements as of December 31, 2024, (the “2024 Financial Statements”) attached hereo as Annex E;

F.	On September 11, 2025, the Purchaser, Lhuxor and Sofia Real Estate entered into a non- binding term sheet (hereinafter the “TS”) setting out the main terms and conditions under which the Parties intended to pursue a transaction concerning the acquisition by the Purchaser of the entire corporate capital of Alnitak, provided that Alnitak qualifies as a single- asset entity with no outstanding liabilities and subject to a satisfactory due diligence outcome (the “Transaction”).

G.	In the context of the Transaction, the Purchaser, through its agents and delegates, had access to the Virtual Data Room (as defined below) and has carried out the Due Diligence (as defined below).

H.	In accordance with the terms and subject to the conditions set forth in this Agreement, the Parties intend to carry out the envisaged Transaction as follows.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

1.	RECITALS, ANNEXES AND INTERPRETATION

1.1	The recitals and Annexes hereto enclosed (respectively, the “Recitals” and the “Annexes”) constitute an essential part of this Agreement.

1.2	Any reference to a “Section”, a “Recital” or a “Annex” is a reference to a section, recital or an annex to this Agreement.

1.3	Any reference to a law or a regulation, save as otherwise expressly specified herein, is intended to include any relevant amendment, supplement or replacement, as in force from time to time.

2.	DEFINITIONS

Capitalized terms used under this Agreement shall have the meaning specified below. It is agreed between the Parties that the following terms will be used in the singular or the plural depending on the context:

“2024 Financial Statements” has the meaning set forth in Recital E.

“Accounting Principles”: means the provisions set forth under articles 2423 et seq of the Italian Civil Code with reference to annual statutory accounts as well as the accounting principles revised or issued by the “Organismo Italiano di Contabilità” (O.I.C.).

“Agreement”: means this agreement.

“Alnitak”: has the meaning specified in the headings.

“Annexes”: has the meaning set forth under Section 1.1.

“Authority”: means any public administration, body, agency, or legislative, governmental, national, regional, or local authority, antitrust authority or other authority, judicial or arbitral body, including civil, criminal, tax or administrative courts or other judicial bodies, whether Italian or foreign, including the Municipality of San Donato Milanese, the Lombardy Region, the Ministry of Culture, and the Fire Department of the Municipality of San Donato Milanese.

“Authorizations”: all authorizations (including the Building Permits), opinions, clearances, licenses, approvals, resolutions, notices (including the Fit for Use Certificate (certificato di agibilità) and fire prevention certification (SCIA Prevenzione Incendi)), consents, self- certifications, certified notifications, registrations, certificates, and communications issued by any Authority in connection with the Land and the Construction Works, as required by the Applicable Law.

“Building Permits”: means the building permit (permesso di costruire) or the certified notice of commencement of works in lieu of a building permit pursuant to Article 23 of the Presidential Decree no. 380/2001 (SCIA alternativa al permesso di costruire) for the development of the Hotel, to be respectively issued by, or filed with, the competent Authorities in accordance with the New Project (as well as all documents that were filed with the relevant Authority in support of the application), further to the application of the Target, it being provided that the choice on whether to proceed with the application for a building permit rather than the filing of certified notice of commencement of works in lieu of a building permit shall be agreed by the Parties based on actual circumstances.

“Business Day”: means a day (other than Saturday and Sunday) on which banks are open for business in Milan, Rome and London and which is also a Target Business Day.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“CCII”: has the meaning specified in the “Insolvency Proceedings” definition.

“Closing Dates”: has the meaning specified in Section 14.1.

“Closing Outstanding Indebtedness”: has the meaning specified in Section 4.5.

“Condition Precedent to the First Closing” has the meaning set forth in Section 5.1.

“Condition Precedent to the Second Closing” has the meaning set forth in Section 9.1.

“Confidential Information”: has the meaning specified in Section 19.1.

“Construction Works”: means all works, including site setup works and Urbanization Works to be carried out in order to complete the construction of the Hotel in accordance with the New Project approved by the Purchaser at a stage being suitable to obtain the Fit for Use Certificate.

“CP to First Closing Term”: has the meaning specified in Section 5.1.

“CP to Second Closing Term”: has the meaning specified in Section 9.1.

“DD Electronic Support" means the DVD, USB stick or other electronic-computer support prepared by the Sellers, being the external Virtual Data Room provider, containing the Due Diligence Documentation up to and including November 28, 2025.

“Draft Amended Proposal of Implementation Plan” has the meaning specified in Recital D.

“Due Diligence”: means the due diligence carried out by the Purchaser, through its agents and delegates, in the period comprised between October 1, 2025 and November 28, 2025, through access to the Virtual Data Room, together with any update and other information in writing provided by the Seller, through its agents and delegates, also through the Q&As process.

“Due Diligence Documentation”: means the documentation and information in writing made available by the Seller, through its agents and delegates, in the context of the Due Diligence and uploaded in the Virtual Data Room (including replies to Q&A process) as set out in the DD Electronic Support.

“Encumbrance”: means any mortgage, lien, adverse registration, security interest, pledge, pre-emption right, right of first refusal, privilege, seizure, enforcement, sequestration, and any other third party right.

“ENI”: has the meaning set forth in Section 12.16.

“Environment”: means all or any of the following media: air (including air within buildings or other natural or man-made structures whether above or below ground), water (including surface waters, underground waters, groundwater, coastal and inland waters and water within any natural or man-made structures), land (including soil and riverbeds under any water, surface land and sub-surface land), flora, fauna and man.

“Environmental Investigation”: has the meaning set forth in Section 3.3.

“Environmental Law”: means any and all laws including all statutes, secondary and subordinate legislation, by-laws, regulations, directives, rules, codes of practice, circulars, guidance and the like, company environmental plans, codes of conduct, common law, notices, judgments, orders, decisions and interpretations of any laws by any regulatory Authority, international and EU treaties and regulations, concerning the protection of the Environment or human health and welfare or conditions in, or in the vicinity of, the workplace or the generation, transportation, storage, treatment, disposal or presence of any Hazardous Material.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“Environmental Consultant”: has the meaning set forth in Section 3.3. (ii)

“Environmental Prejudicial Effect”: has the meaning set forth in Section 3.3.

“Escrow Account”: has the meaning set forth in Section 4.2.

“Escrow Agent”: has the meaning set forth in Section 4.2.

“Escrow Agreement”: has the meaning set forth in Section 4.2.

“Expert”: means the third party expert appointed by the Parties or, should the Parties fail to reach an agreement within 15 days from the request of appointment of any Party to the other Parties, by the Chairman of the Milan Bar Association (Presidente del Consiglio dell’Ordine degli Avvocati di Milano).

“First Closing Condition Subsequent”: has the meaning set forth in Section 7.1.

“First Closing Date”: has the meaning set forth in Section 6.1.

“First Deed of Sale”: has the meaning set forth in Section 5.1.

“First Tranche”: has the meaning set forth in Section 4.2.

“Fit for Use Certificate”: means the certificate of occupancy referred to in Article 24 et seq. of Presidential Decree No. 380/2001.

“Fixed Amount”: has the meaning set forth in Section 4.3.

“Gross Floor Area”: means the Superficie Lorda within the meaning and in accordance with the relevant definition set out by annex B (Uniform Technical Definitions - Definizioni Tecniche Uniformi) to Resolution (D.G.R.) no. XI/695 dated October 24, 2018 adopted by the Executive Committee of Regione Lombardia.

“Gross Revenues” means the total revenues arising out of the sale to third-party purchasers of the Rooms by the Purchaser, net of direct selling expenses, transfer taxes, brokerage fees and costs, and any other direct cost borne by the Purchaser directly associated with the sale of the Rooms.

“Hazardous Material”: means any natural or artificial substance or thing (whether in the form of a solid, liquid, gas, vapour or any other form), which is:

(i)	capable (alone or in combination) of causing harm to man or any other living organism, or capable of damaging the Environment or public health or welfare, including but not limited to controlled, special, hazardous, polluting, toxic or dangerous substances and/or waste and/or radiation, electricity or heat, to the extent that such substance(s) exceed(s) the limits of tolerance allowed by applicable regulations provided for buildings with the uses destinations (destinazioni d’uso) allowed in the Land; and

(ii)	regulated by or under Environmental Law.

“Hotel”: has the meaning set forth in Recital B.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“Implementation Plan”: means the detailed zoning implementation plan (piano attuativo) to be prepared and filed by the Sellers – upon previous approval of the Purchaser - finally approved (adottato e approvato) by the Municipality of San Donato Milanese, aimed at amending the PGT (Piano di Governo del Territorio – Territorial Government Plan) in force to the effect that the Building Permits will be legitimately issued and the New Project can be completed, it being provided that it shall include, inter alia, all relevant urban planning provisions, building parameters, infrastructural requirements, and any other measures required by applicable laws and regulations for the realization of the New Project, and shall be duly approved and published in the BURL (Bollettino Ufficiale della Regione Lombardia - Lombardy Official Regional Bulletin) in accordance with applicable urban planning procedures, it being understood that the Implementation Plan and relevant zoning agreement shall provide:

1.	for the possibility of developing on the Area an hotel substantially compliant with the New Project,

2.	for no additional urbanization charges and/or additional and/or extraordinary contributions with respect to the maximum capped amount of Euro 8.700.000,00 (eight million seven hundred thousand/00) (the “Urbanization Cap”), it being understood that any excess with respect to the Urbanization Cap shall be charged, as to 75%, on the Purchaser and, as to 25%, on the Sellers, who both shall either pay their shares of the excess into the Target as non refundable equity contribution to the Target, provided however that in the case that the actual total urbanization charges and/or additional and/or extraordinary contributions (to be determined prior to First Closing) exceeds Euro 10.000.000 (ten million/00) the Parties shall convene to agree on the allocation of such excess charges and costs with the understanding that if no such agreement is reached within 15 days from the date on which either Party invites the other Party to discuss the matter, each Party shall have the right to withdraw from this Agreement and neither Party shall have any action, right or claim vis a vis the other Party in connection with the termination of this Agreement.

3.	for no additional primary and/or secondary urbanization works, territorial endowments, so-called urban planning standards (standard urbanistici), including qualitative ones (standard qualitativi), compensative measures (opere di compensazione e/o mitigazione ambientale) as well as any additional public and/or public interest works in addition with respect to the provisions of the Draft Amended Proposal of Implementation Plan, the cost of which would cause the Urbanization Cap to be exceeded, with the understanding that, in this latter case, any such excess shall be the responsibility of the Sellers and point 2 above will apply,

4.	that the developer of the Area shall be admitted to comply with the payment of the applicable urbanization charges by offsetting such charges with the construction costs of the urbanization works that the developer shall carry out (realizzazione a scomputo) to the maximum extent achievable through the best effort of the Sellers.

“Indemnified Party” means the Party which suffered or incurred in a Liability as a result of the breach of the Sellers’ Representations and Warranties or the Purchaser’s Representations and Warranties, as the case may be, and who is entitled to receive an indemnification from the Indemnifying Party.

“Indemnifying Party” means the Party which caused the other Party to suffer or incur in a Liability as a result of the breach of the Sellers’ Representations and Warranties or the Purchaser’s Representations and Warranties, as the case may be, and who is obliged to indemnify the Indemnified Party.

“Indemnity Request”: has the meaning specified under Section 16.3.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“Insolvency Proceedings”: means any applicable insolvency, bankruptcy, receivership, liquidation, winding up (including any “liquidazione volontaria”) compulsory reorganization, supervised administration or composition proceeding or debt restructuring agreement or similar arrangement or proceeding, including, but not limited to, in the case of the Republic of Italy, liquidazione volontaria, liquidazione giudiziale and other crisis and insolvency regulation tools set out under the Legislative Decree 12 January 2019, n. 14 as amended and/or supplemented from time to time (the “CCII”); composizione negoziata per la soluzione della crisi d’impresa and concordato semplificato per la liquidazione del patrimonio provided under the CCII; the procedures for the settlement of over-indebtedness crisis (crisi da sovraindebitamento) provided under the CCII; the petition or execution of one or more alerts for the early appearance of the crisis by the eligible parties; liquidazione coatta amministrativa, amministrazione straordinaria pursuant to Legislative Decree no. 270 of 8 July 1999; amministrazione straordinaria delle grandi imprese in stato di insolvenza pursuant to Decree Law no. 347 of 23 December 2003, converted by Law no. 18 February 2004 no. 39; where applicable, the procedures provided under any legislation previously in force (including, by way of example,any proceeding provided for under Italian Royal Decree n. 267 of 16 March 1942, as amended and/or supplemented from time to time), any proceedings governed by Title IV of the Italian Banking Act and/or by Legislative Decree No. 180/2015, and any insolvency or reorganisation proceedings provided for by a foreign law, to the extent applicable.

“Interim Period”: has the meaning specified in Section 8.

“Land”: has the meaning specified under Recital B.

“Liability”: means any liability of any nature whatsoever borne, suffered or incurred by a person, including the actual direct damages contemplated under applicable law caused by a given event (danno emergente), with the express exclusion of any potential (i.e., still not become actual) damages, indirect damages, loss of profit (lucro cessante), loss of revenue, loss of contract or possible business.

“Lhuxor”: has the meaning specified in the headings.

“Material Adverse Event”: means any event or circumstance, or a sequence of facts, events, and circumstances, of any nature and kind, which, individually or collectively, may cause Damage (including transaction costs) or a decrease in the value of the Land and/or the Target Quotas, amounting to a total equal to or exceeding 10% of the Minimum Purchase Price.

“Minimum Purchase Price”: has the meaning set forth in Section 4.1.

“New By-Laws of the Target”: means the by-laws that the Target shall adopt upon resolution of the quotaholders’ meeting on the First Closing Date, in form and substance of Annex 6.2.

“New Project”: has the meaning set forth in Recital D.

“Notice of Opposition”: has the meaning specified in Section 16.4.

“Notary”: shall be the Italian notary public appointed by the Purchaser.

“Original Project”: has the meaning set forth in Recital D.

“Party” and “Parties”: has the meaning specified in the headings.

“Permitted Encumbrances”: means (1) the power line easement pursuant to the administrative public deed dated August 5, 1997, file no. 2,426, recorded in Milan 2 on October 29, 1997 under no. 58475 against the company “SPA SNAM SOCIETÀ NAZIONALE METANODOTTI,” in favour of Italian State Railways; (2) the unilateral building obligation deed (atto unilaterale d’obbligo edilizio) with the Municipality of San Donato Milanese, pursuant to the deed dated March 9, 2017 before Notary Giovanni Averoldi of Milan, rep. no. 158378/66634, duly registered, registered in Milan 2 on March 23, 2017 under nos. 21888, whereby the previous owner; (3) the airport easement (servitù aeroportuale) of Milan Linate Airport pursuant to Law of 4 February 1963, No. 58 relating to height restrictions and limitations concerning obstacles to air navigation and potential hazards to it, as approved by ENAC through Decision No. 005/IOP/MV/ of September 15, 2011, pursuant to Article 707, paragraph 3 of the Italian Navigation Code; and (4) the Third-Party Mortgage.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“Pledge”: has the meaning set forth in Section 11.1.

“Pledge Agreement”: has the meaning set forth in Section 11.1.

“Proposal of Implementation Plan” has the meaning specified in Recital C.

“Purchase Price”: has the meaning specified under Section 4.1.

“Purchaser”: has the meaning specified in the headings.

“Purchaser’s Representations and Warranties”: has the meaning specified under Section 15.1.

“Recital”: has the meaning specified under Section 1.2.

“Reference Financial Statements” means the financial statements of the Target as at October 31, 2025, prepared in accordance with the Accounting Principles, attached hereto as Annex 14.5 (xi).

“Remaining Quotas”: has the meaning specified under Section 6.2(iv).

“Remedial Action” means any works or action:

(i)	limiting, mitigating, remediating, preventing, removing or containing the presence or effect of any Hazardous Material in or on the Environment; and/or

(ii)	any investigations, sampling, testing or monitoring in connection with (i).

“Room” means the standard Purchaser’s hotel rooms as described in the New Project.

“Sagen”: has the meaning specified in the headings.

“Second Closing Date”: has the meaning specified under Section 10.1.

“Second Deed of Sale”: has the meaning set forth under Section 9.1.

“Second Tranche”: has the meaning set forth under Section 4.3.

“Section”: has the meaning set forth under Section 1.1.

“Sellers”: has the meaning specified in the headings.

“Sellers’ Representation and Warranties”: has the meaning specified under Section 14.1.

“Settlement Notice”: has the meaning specified in Section 4.7(a).

“Settlement Rooms”: has the meaning specified in Section 4.6.

“Studio FZ”: as the meaning specified in Recital C.

“Target”: has the meaning specified in the headings.

“Target Quotas”: has the meaning set forth in Recital A.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

“Tax” or “Taxes”: means all national or local taxes, duties, custom and excise and social security contributions or any other similar public charge (regardless of whether payable or to be withheld, whether owed as taxpayer or as a person liable for a third party debt), including but not limited to personal income taxes, corporate income taxes, surcharges, trade income taxes, VAT (Value Added Tax), IMU (Municipal Property Tax), IRAP (Regional Tax on Productive Activities), TASI (Tax for Indivisible Municipal Services), IRES (Corporate Income Tax), indirect taxes relating to the Land, withholding, sales taxes, capital gains taxes, capital taxes, property taxes, real estate transfer taxes, any other kind of transfer tax, registration tax, mortgage and cadastral taxes, stamp duties, import and export duties and interests, any other kind of withholding taxes or any other kind of public imposition including any additional charge connected to the relevant public imposition (including but not limited to interests and any kind of penalties or additions and any other ancillary payments imposed by any Authority thereto).

“Third-Party Mortgage” means the first degree mortgage which the Sellers may establish, during the Interim Period, over the Land with the consent of the Target as third-party mortgagor, securing a loan of maximum Euro 3.500.000,00 (three million five hundred thousand) to be granted to both Lhuxor and Sofia RE by, alternatively, ICCREA Banca S.p.A. or Cherry Bank S.p.A..

"Town Planning Agreement" means the urban planning agreement (Convenzione Urbanistica e\o Edilizia) that the Target shall enter into with the Municipality of San Donato Milanese prior to the First Closing, in connection with the Construction Works and the Urbanization Works, in order to carry out the New Project.

“Transaction”: has the meaning set forth in Recital E.

“TS”: has the meaning set forth in Recital E.

“Urbanization Cap”: has the meaning set forth in the definition of Implementation Plan.

“Urbanization Costs”: means the urbanization charges, the contribution to construction costs, the contribution to waste disposal costs, the extraordinary urbanization charges, and any other charge, tax or cost, the payment of which is required in connection with, or as a condition for, the issuance, validity or effectiveness of the Building Permits pursuant to the laws and resolutions of the Municipality of San Donato Milanese and/or the provisions of the Town Planning Agreement, as may be subsequently amended, increased or recalculated in accordance with the laws, regulations and resolutions of the competent Authorities.

“Urbanization Works”: means the works for the construction of public infrastructures to be carried out in connection with the implementation of the New Project, pursuant to the Town Planning Agreement.

“Variable Payment”: has the meaning set forth in Section 4.4.1.

“Virtual Data Room”: means the virtual data room with remote access as organized by the Sellers containing the Due Diligence Documentation.

List of Annexes:

Annex B	Cadastral Plan

Annex C	New Project

Annex D	Draft Amended Proposal of Implementation Plan

Annex E	2024 Financial Statements

Annex 4.2	Escrow Agreement

Annex 6.2	New By-Laws of the Target

Annex 11.1	Pledge Agreement

Annex 14.5 (xi)	Reference Financial Statements

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

3.	SALE AND PURCHASE OF THE TARGET QUOTAS

3.1	With the execution of this Agreement:

(A)	The Sellers undertake to (i) sell to the Purchaser 100% (one hundred percent) of the Target Quotas, free and clear of any Encumbrance, together with all rights attaching thereto and (ii) comply with all the Sellers’ obligations and undertakings pursuant to this Agreement; and

(B)	the Purchaser undertakes, under the terms and conditions set forth herein to: (i) purchase the Target Quotas, subject to the issuance and effectiveness of the Building Permits in accordance with the New Project and applicable laws and regulations, and (ii) comply with all the Purchaser’s obligations and undertakings pursuant to this Agreement.

3.2	In particular, the Parties acknowledge that it is in the Purchaser’s interest to acquire the entire Target Quotas through the execution of two separate definitive sale and purchase agreements, whereby (i) at the First Closing, 50% of the corporate capital of the Target shall be transferred to the Purchaser, and (ii) at the Second Closing, the Remaining Quotas shall be transferred to the Purchaser, as further detailed below and agree that the Transaction shall not be deemed completed until the sale to the Purchaser of 100% of the corporate capital of the Target shall have been perfected in accordance with the terms and conditions of this Agreement.

To this effect, each Party undertakes (i) to provide its fullest mutual cooperation, performing any act and executing and exchanging any declaration, document, information, data, application, request, or deed - public or private - necessary or appropriate to complete the Transaction; (ii) to adopt, or cause to be adopted, any corporate resolution as may be necessary or appropriate to complete the Transaction; and (iii) to privilege, insofar as possible, the substantive over the merely formal aspects of this Transaction, always acting in good faith and with due regard for the fair balance of the Parties’ respective interests.

3.3	The Parties agree that the Land requires further investigation as to the absence in the soil and subsoil of any Hazardous Material that may entail the obligation to carry out any Remedial Actions of the Target arising from the implementation of the New Project or other prescriptions and obligations in connection thereto, according to Environmental Law. In this connection, the Parties agree to proceed as follows:

(i)	As soon as practically feasible after the date hereof, the Sellers shall cause the Target to appoint a qualified engineering company or other consultant qualified to carry out an environmental technical due diligence (the “Environmental Consultant”) to investigate whether the Land is currently in violation of the Environmental Laws or whether there is any Hazardous Material in the Land the presence of which may lead to the obligation of start a Remedial Action (the “Environmental Investigation”).

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(ii)	The Environmental Consultant shall be approved also by the Purchaser before the Target enters into any binding agreement with the Environmental Consultant regarding the Environmental Investigation, which approval shall not be unreasonably denied or delayed. Upon such appointment being perfected, the Environmental Consultant shall carry out a phase 1 investigation in order to make a first determination as to the necessity to proceed with further investigations in order to determine whether the implementation of the New Project and the subsequent operation of the hotel on the Land may generate an Environmental Prejudicial Effect. Such determination, either positive or negative, shall be included in a written report of the Environmental Consultant which shall be delivered to the Target, the Sellers and the Purchaser.

(iii)	In case of negative determination, meaning that no preliminary environmental investigation with the involvement of the competent Authorities is required according to the Environmental Consultant, the Parties shall proceed with the Transaction in accordance with the terms thereto.

(iv)	In case of positive determination instead, the Environmental Consultant shall also indicate in its written report, what will presumably be the Remedial Actions that may be required and an estimate of the costs and timing associated with such Remedial Actions and the following shall apply:

(a)	If (x) the Remedial Actions pointed out by the Environmental Consultant imply costs in excess of Euro 2.000.000,00 or an extension of the construction time of the New Project in excess of 18 months, or (y) regardless of such additional costs and time, the implementation of the New Project will require changes to it which will materially adversely affect the New Project, the Parties shall discuss for no more than 30 days whether they intend to proceed with the Transaction or not. If the outcome of such discussions is not satisfactory for the Purchaser, the latter may, within the following 7 days withdraw from the Transaction and shall so notify in writing the Sellers. In this case, this Agreement shall terminate with immediate effect and none of the Parties shall have any claim, right or action against the other Party for indemnification, damages or otherwise.

(b)	If none of the conditions set forth in points (a) (x) and (y) above shall apply, the Parties shall proceed with the Transaction in accordance with the terms and conditions of this Agreement.

(v)	In the case that the Environmental Consultant indicates in its report that a preliminary environmental investigation (indagini ambientali preliminari) is necessary in order to determine whether a Remedial Action will be required to implement the New Project and the Parties have decided to proceed with the Transaction in accordance with preceding point (iv)(b) above, the Sellers shall cause the Target to instruct the Environmental Consultant to proceed with such additional investigation and shall consistenly start the relevant administrative proceeding before the competent Authorities in accordance with Environmental Laws.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(vi)	If the preliminary environmental investigation (indagini ambientali preliminari) does not detect the presence of Hazardous Material in the soil and/or subsoil of the Land and, as a result, determines that no Remedial Action is required, the Parties shall proceed with the Transaction as provided for in this Agreement. If, instead, the preliminary environmental investigation (indagini ambientali preliminari) detects the presence of Hazardous Material in the soil and/or subsoil of the Land and, as a result, determines that a Remedial Action is required then the Parties shall cause the Target to start the administrative procedure aimed at starting the Remedial Actions.

3.4	The Parties agree that the Purchaser shall bear all reasonable documented costs and expenses arising out of, deriving from and/or connected with, the Environmental Investigation, the preliminary environmental investigation and any consequential Remedial Action (if any), up to an amount of Euro 800.000,00 (the “Remedial Actions Cap”), it being understood that any excess with respect to the Remedial Actions Cap shall be charged, as to 75%, on the Purchaser and, as to 25%, on the Sellers up to the amount of Euro 1.500.000,00 (one million five hundred thousand/00) and as to 50% each, from Euro 1.500.000,00 (one million five hundred thousand/00) up to an amount of Euro 2.000.000,00 (two million/00), provided that the Parties shall either pay their shares of the excess into the Target as non refundable equity contribution to the Target.

4.	DETERMINATION AND PAYMENT OF THE PURCHASE PRICE

Purchase Price

4.1	The base purchase price of the Target Quotas (the “Purchase Price”) shall be equal to 25% (twenty-five percent) of the Gross Revenues, provided, however, that the Purchase Price, except as expressly otherwise provided in this Agreement, shall be no less than Euro 18,450,000.00 (eighteen-million-four -hundred-fifty-thousand/00) (the “Minimum Purchase Price”).

Payment of the Purchase Price

4.2	Payments at the First Closing

Subject to satisfaction of the Conditions Precedent to the First Closing, on the First Closing Date, the Purchaser shall pay (or cause to be paid) to the Sellers Euro 3,875,000.00 (three- million-eight-hundred-seventy-five-thousand/00) (the “First Tranche”) to the Sellers’ bank accounts and in the amounts specified as follows:

Lhuxor S.r.l. IBAN IT10 S 03069 03219 1000 0001 8846, Euro 2.791.937,50 (two million seven hundred ninety-one thousand nine hundred thirty- seven/50)

Sofia Real Estate S.r.l. IBAN IT67 Q 05034 03223 0000 0000 7219, Euro 1.071.437,50 (one million seventy-one thousand four hundred thirty-seven/50)

Caterina Casale IBAN IT61 Y 03015 03200 0000 0357 1470, Euro 5.812,50 (five thousand eight hundred twelve/50)

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

Filippo Casale IBAN IT46 N 03069 05077 1000 0001 3208, Euro 5.812,50 (five thousand eight hundred twelve/50)

it being understood that, should the Condition Precedent under Section 5.1(3) be satisfied before the Condition Precedent under Section 5.1(2) (i.e., for the sake of clarity, only in the event that on the date on which the Town Planning Agreement is executed between the Target and the Municipality of San Donato Milanese, the 120 (one hundred twenty) calendar days’ term from the publication of the Implementation Plan on the Lombardy Regional Official Bulletin (BURL) has not expired yet and no proceedings aimed at challenging, annulling or revoking (impugnazione, annullamento o revoca) the Implementation Plan have been formally initiated or completed, the Purchaser shall pay, within 30 (thirty) calendar days from the date on which the Condition Precedent under Section 5.1(3) has occurred, the First Tranche into a dedicated escrow account of the Notary (acting as “Escrow Agent”), pursuant to Law 4 August 2017 n. 124 as indicated by the same Notary(the “Escrow Account”) in accordance with an escrow agreement to be entered into among the Purchaser, the Sellers and the Escrow Agent substantially in the form attached hereto as Annex 4.2 (the “Escrow Agreement”) to be released (i) in favor of the Sellers and in the amounts set forth in Paragraph (i) on the First Closing Date; or (ii) in favor of the Purchaser, in all cases of termination for any cause of this Agreement. For the purposes of this Section 4.2 and Section 5.1. (2) below, the term “formally initiated” shall indicate (i) the notification to the Target of (i) the filing with a court or an administrative Authority of a challenge (ricorso giurisdizionale o amministrativo) to the validity and/or enforceability in all or in part of the Implementation Plan or any procedure related thereto or (ii) a notice of opening of a procedure by the applicable Authority aimed at revoking, annulling or voiding of validity or effectiveness all or part of the Implementation Plan or any administrative procedure related thereto

4.3	Payments at the Second Closing

Within 30 (thirty) calendar days of the release or the declaration of effectiveness of the Building Permits, a further amount of Euro 3,875,000.00 (three-million-eight-hundred- seventy-five-thousand/00) (the “Second Tranche” and together with the First Tranche, the “Fixed Amount”) shall be credited by the Purchaser into the Escrow Account, pursuant to the Escrow Agreement, provided that the Escrow Agreement shall confer the Escrow Agent an irrevocable mandate, pursuant to, and to the effect of, Article 1723, paragraph 2, of the Italian Civil Code, to release and pay the Second Tranche: (i) on the Second Closing Date to the Sellers’ bank accounts and in the amounts specified as follows:

Lhuxor S.r.l. IBAN IT10 S 03069 03219 1000 0001 8846, Euro 2.791.937,50 (two million seven hundred ninety-one thousand nine hundred thirty- seven/50)

Sofia Real Estate S.r.l. IBAN IT67 Q 05034 03223 0000 0000 7219, Euro 1.071.437,50 (one million seventy-one thousand four hundred thirty-seven/50)

Caterina Casale IBAN IT61 Y 03015 03200 0000 0357 1470, Euro 5.812,50 (five thousand eight hundred twelve/50)

Filippo Casale IBAN IT46 N 03069 05077 1000 0001 3208, Euro 5.812,50 (five thousand eight hundred twelve/50)

or (ii) to the Purchaser, in all cases of termination for any cause of this Agreement.

Subject to satisfaction of the Conditions Precedent to the Second Closing, on the Second Closing Date, the Purchaser shall cause the Escrow Agent to pay the Second Tranche to the Sellers.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

4.4	Variable Payment

4.4.1.	Any balance of the Purchase Price remaining further to the payment of the Fixed Amount (the “Variable Payment”), shall be directly paid to the Sellers, with the same proportions applied for the payment of the First Tranche and the Second Tranche pursuant to, respectively, Section 4.2 and Section 4.3, at their respective bank accounts, on a quarterly basis, once - and only to the extent that – the 25% of the Gross Revenues arising from the sale of the Rooms and cashed by the Target, have exceeded the Fixed Amount already paid.

For the purposes of the distribution to the Sellers of the Variable Payment, the Purchaser shall cause the Target to provide the Sellers with a quarterly report summarizing Room sales, gross proceeds, applicable deductions, and the running calculation of any outstanding difference between the Gross Revenues cashed by the Target and the Fixed Amount.

In the event the Purchaser fails to make any Variable Payment when due, a 60 (sixty)-day cure period shall apply from the date of written notice from the Sellers. If the default is not remedied within the cure period, the Sellers shall be entitled to enforce any agreed security in accordance with this Agreement and applicable laws.

4.5	Indebtedness Adjustment

The Sellers shall be entitled, until the First Closing, to cause the Target to incur debt with the same Sellers by means of interest-free shareholders’ loans strictly limited to the amounts necessary to finance the expenditures required to achieve execution of the Town Planning Agreement. Unless the indebtedness incurred by the Target in this connection is fully redeemed prior to or on the First Closing Date, the Purchaser shall have the right, at its election, to: (A) purchase from the Sellers the receivables arising out of the shareholders’ loans outstanding as at the First Closing Date (the “Closing Outstanding Indebtedness”) for a price equal to the nominal value of such receivables or (B) after becoming a quotaholder of the Target, fund the Target by means of capital contributions or non-refundable payments (versamenti in conto capitlae o versamenti a fondo perduto) as necessary to enable the Target to repay the Outstanding Indebtedness and the Parties shall cause the Target to repay to the Sellers the Closing Outstanding Indebtedness. In both cases under (A) and (B) above, the Purchaser shall deduct any payment made in accordance thereto from the overall Purchase Price payable to the Sellers.

Final settlement of the Variable Payments

4.6	Should, for any reason, the Purchaser fail to cause the Target to complete the sale of all the Rooms within 36 (thirty-six) months from the filing with the competent authorities of the notice of commencement of works (comunicazione di inizio lavori) related to the Construction Works pursuant to the New Project which the Purchaser undertakes to file with the competent Authorities by and no later than 60 calendar days from the receipt of the notice of issuance or effectiveness, as the case may be, of the Building Permits, the Purchaser shall cause the Target to transfer to the Sellers, as settlement in kind (datio in solutum), 25% (twenty-five percent) of the number of unsold Rooms (the “Settlement Rooms”) in full settlement of any balance due by the Purchaser on account of the Purchase Price.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

4.7	In the event referred to in Section 4.6. the Parties agree to implement the following settlement mechanics:

(a)	within 30 (thirty) calendar days from the expiry of the 36-month period, the Purchaser shall deliver to the Sellers a written notice (the “Settlement Notice”) specifying the total number and identification details of the unsold Rooms;

(b)	simultaneously with or promptly following delivery of the Settlement Notice, the Parties shall determine the number of Settlement Rooms corresponding to 25% (twenty-five percent) of the unsold Rooms, rounding down or rounding up to the nearest whole unit if necessary;

(c)	the Purchaser shall procure that the Settlement Rooms are free and clear of any Encumbrances and third-party rights;

(d)	the transfer of the Settlement Rooms shall take place by way of notarial deed executed before the Notary, with the related costs and expenses to be borne by the Purchaser (or the Target), within 60 (sixty) calendar days from the Settlement Notice; and

(e)	the valid and effective completion of the execution of the notarial deed of transfer of the Settlement Rooms shall fully and finally discharge the Purchaser from its corresponding obligation under this Section 4 and it shall have no obligation to pay any additional consideration for the Purchase Price.

5.	CONDITIONS PRECEDENT TO THE FIRST CLOSING

5.1	The Purchaser’s obligation to execute the notarial sale and purchase agreement for the transfer of 50% of the Target Quotas (the “First Deed of Sale”) shall be subject to the occurrence, at or prior to the First Closing Date and in any case within October 31, 2026 (the “CP to First Closing Term”), of the following conditions precedent (each, a “Condition Precedent to the First Closing”), pursuant to and for the purposes of Article 1353 of the Italian Civil Code:

(1)	the receipt by the Target of written notice from the office of the Italian Revenue Agency having jurisdiction over the matter, confirming that each single Room may legitimately be registered separately and independently, according to applicable cadastral regulations, in the cadastral records, in response to a specific query (interpello) drafted by the Purchaser, and shared with the Sellers, which shall be submitted by the Target in accordance with art. 11 of Law July 27 2000 n. 212;

(2)	the expiry of the 120 (one hundred twenty) calendar days’ term from the date of publication in the Lombardy Official Regional Bulletin (BURL) of the Implementation Plan (piano attuativo) relating to the New Project, provided that at such date no proceedings aimed at challenging, annulling or revoking (impugnazione, annullamento o revoca) the Implementation Plan have been formally initiated or completed.

(3)	the execution between the Target and the Municipality of San Donato Milanese of the Town Planning Agreement;

(4)	the termination of any and all agreements of any kind concerning the Land, with total, irrevocable and unconditional waivers of any claims, rights or actions;

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(5)	no Material Adverse Event having occurred on or prior to the First Closing Date.

(6)	no breach to any of the Sellers’ Representations and Warranties under Sections 14.4, 14.5(i), 14.5(ii), 14.5(iv), 14.5(v), 14.5(vi), 14.5(vii), 14.5(viii), 14.5(xiii), 14.6(i), 14.6(ii), 14.6(iii), 14.6(iv) and 14.6(vi) having occurred it being provided that the Seller’s Representation and Warranty under Section 14.5(viii) shall be deemed as satisfied also in the event that the Sellers will procure the Target to settle and discharge, within the CP to First Closing Term, any Tax claim arisen vis-à-vis any competent Authority.

(7)	any and all obligations and all Authorizations arising from the compliance to Environmental Laws in connection with the outcome of the Environmental Investigation, the preliminary envirommental investigation (indagini ambientali preliminari) and any Remedial Action consequential thereto (if any) shall have been fully discharged and obtained respectively;

(8)	Lhuxor shall have purchased the quotas owned by Sagen and Stefano Calò so that the quotaholders of the Target shall be only the Sellers.

5.2	The Conditions Precedent to the First Closing Date are established for the sole benefit of the Purchaser, which shall therefore have the right, in its sole discretion, to waive any or all of the Conditions Precedent to the First Closing.

5.3	Should any of the Conditions Precedent to the First Closing not have been satisfied (or waived at the sole discretion of the Purchaser) prior to the First Closing Date, this Agreement shall automatically and definitively terminate, and the Parties shall have no claim or entitlement against the other Party(ies) in connection with such termination, provided, however, that the Sellers shall have the option to postpone the CP to First Closing Term (and, consequently, the First Closing Date) for no more than 6 (six) months and the Purchaser shall have the option to postpone the CP to First Closing Term (and, consequently, the First Closing Date) one or more times but for no more than 9 (nine) months in total (in addition to the term possibly postponed by the Sellers), it being understood that, in case the CP to First Closing Term expires while the term under Section 5.1(2) is running, the CP to First Closing Term shall be deemed as automatically postponed to the end of the term under Section 5.1(2).

5.4	Notwithstanding the foregoing, if any Condition Precedent to the First Closing has not been satisfied due to the negligent or willful conduct of one of the Parties, such Party shall be liable for any Liabilities incurred or suffered by the other Parties as a result of such negligent or willful conduct, in accordance with applicable law.

6.	FIRST CLOSING ACTIONS

6.1	On the date and time to be notified to the Sellers by the Purchaser with no less than 3 (three) Business Days’ prior notice and falling on a Business Day not later than 10 (ten) Business Days from the verification of the latest among the Conditions Precedent to the First Closing (or the waiver by the Purchaser to the latest Condition Precedent to the First Closing still not verified on the CP to First Closing Term), the Parties shall meet and proceed to the First Closing in accordance with this Section (the “First Closing Date”) subject to the Conditions Precedent to the First Closing having been totally and unconditionally fulfilled and/or waived by the Purchaser.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

6.2	At the First Closing,

a)	the Sellers shall:

(i)	confirm in writing to the Purchaser that the Conditions Precedent to the First Closing have been fully satisfied in accordance with the provisions of this Agreement;

(ii)	deliver a copy of the resignation letter signed by the sole administrator of the Target whereby such sole administrator declares not to have any claim and/or right towards the Target in respect of compensation, reimbursement of expenses or any other reason;

(iii)	cause the Third-Party Mortgage to be definitively and unconditionally released by means of a notarial deed executed by the relevant creditors of the Sellers;

(iv)	grant and deliver to the Purchaser (or any person designated in writing by the Purchaser) an irrevocable power of attorney to transfer to the Purchaser (or its designee) all the quotas representing the remaining 50% of the corporate capital of the Target (the “Remaining Quotas”), upon satisfaction (or waiver by the Purchaser) of the Conditions Precedent to the Second Closing and subject to payment of the Second Tranche;

(v)	deliver a twenty-year notarial report issued by the Notary or by another notary chosen by the Purchaser, with reference date being not earlier than 5 (five) Business Days preceding the First Closing Date, evidencing the full and exclusive ownership of the Land, free and clear of Encumbrances except for the Permitted Encumbrances;

(vi)	deliver the original of the Urban Planning Certificate (Certificato di Destinazione Urbanistica) duly updated with respect to the Land (i.e. dated back no more than 12 (twelve) months of the First Closing Date, provided that it shall be, in any case, issued after the approval of the Implementation Plan);

(vii)	deliver, jointly with the Target, all documentation in its possession, in original and/or copy, relating to the Land, including all building, planning, cadastral and plant documentation; and

(viii)	deliver the calculation, issued by the relevant creditors, of the amount required for the full settlement and release of any debts incurred or to be incurred by the Target in connection with, or for the purposes of, the performance of the obligations assumed pursuant to the Town Planning Agreement.

b)	The Purchaser shall:

(i)	pay to the Sellers the First Tranche pursuant to Section 4.2 above, unless, according to same Section 4.2, the First Tranche has been credited on the Escrow Account;

(ii)	pay, or cause to be paid, the Taxes as well as any notarial fees, costs and expenses due in connection with the transfer of the Target Quotas;

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(iii)	grant and deliver to the Sellers (or any person jointly designated in writing by the Sellers) an irrevocable power of attorney to transfer to the Sellers all the quotas representing the 50% of the corporate capital of the Target transferred at the First Closing Date, should the Condition Subsequent to the First Closing under Section 7 hereof verify or should the Conditions Precedent to the Second Closing under Section 9 hereof fail to verify, subject to the return to the Purchaser of the First Tranche;

(iv)	grant and deliver to the resigned sole administrator a duly signed letter of discharge from liability and undertaking not to promote nor favourably vote any resolutions concerning any liability actions, in favor of the resigned sole administrator for any and all liabilities arising from, or connected with, the performance of his office until the First Closing Date (with particular reference to any acts instrumental to, or however aimed at, the approval of the Implementation Plan and any acts consequential thereof), except for acts committed with willful misconduct or gross negligence;

c)	The Parties shall:

(i)	execute the First Deed of Sale before the Notary;

(ii)	sign any further deeds and/or documents and carry out any further actions required for the completion of the Transaction;

(iii)	should, according to same Section 4.2, the First Tranche have been credited on the Escrow Account, cause the Escrow Agent to release and pay the corresponding amount of the First Tranche held in the Escrow Account in accordance with the Escrow Agreement and this Agreement;

(iv)	cause the Target (the Purchaser, in case, also by way of a delegation received by the Sellers as to 50% of the Target Quotas) to hold a quotaholders’ meeting voting favorably on the following resolutions: (a) the full acceptance of the resignation of the sole administrator; (b) the appointment of a new management body consisting of a board of directors made up of no. 4 (four) members, 2 (two) of them jointly designated by the Sellers and 2 (two) of them designated by the Purchaser; (c) the waiver to any liability action as well as the release and final discharge from liability in favor of the resigned sole administrator for any and all liabilities arising from, or connected with, the performance of his office until the First Closing Date (with particular reference to any acts instrumental to, or however aimed at, the approval of the Implementation Plan and any acts consequential thereof), except for acts committed with willful misconduct or gross negligence; (d) the approval of the New By-Laws of the Target and perfect as soon as practicable such resolutions in the appropriate register of enterprises office (registro delle imprese); (c) the issuance in favor or one of the directors appointed by the Sellers of the delegated powers to act on behalf of the Target for the implementation of the New Project to be agreed upon by the Parties .

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

6.3	It is agreed that all actions and transactions constituting the First Closing shall be regarded:

(i)	as one and a single transaction, so that at the option of the Party having an interest in the carrying out of any specific action or transaction, no action or transaction shall be deemed to have taken place if and until all other actions and transactions to be carried out at the First Closing Date shall have taken place as provided for in this Agreement, and

(ii)	as mere performance of the obligations undertaken by the Parties pursuant to this Agreement and, therefore, shall not cause or imply any novation (novazione) or amendment to this Agreement, whose provisions shall (i) prevail in case of conflicts with any other provisions set forth in any other documents prepared, executed or delivered at First Closing; (ii) survive and remain fully enforceable after the First Closing insofar as applicable after the date thereof.

7.	CONDITION SUBSEQUENT TO THE FIRST CLOSING

7.1	The First Deed of Sale, and this Agreement, shall be subject to the condition subsequent (condizione risolutiva) pursuant to Section 1353 of the Italian Civil Code that the Building Permits shall not have been issued by 12 months from the date of execution of the Town Planning Agreement (the “First Closing Condition Subsequent”).

7.2	The Sellers shall have the option to extend the term for the occurrence of the First Closing Condition Subsequent of a further term of maximum 6 (six) months in case upon the expiration of the term of occurrence of the First Closing Condition Subsequent the administrative procedure required for the issuance of the Building Permits is in place and will be reasonably completed within the expiry of such extended term. The Purchaser shall have the option to postpone the term of the occurrence of the First Closing Condition Subsequent for a further term of 6 (six) months (in addition to the term possibly postponed by the Sellers).

7.3	Upon occurrence of the First Closing Condition Subsequent this Agreement shall lose any effect retroactively as of the date hereof and the Parties shall cooperate to unwind the effects of this Agreement for the period between the date hereof and the date in which the First Closing Condition Subsequent occurred. To this effect, the Parties shall proceed as follows.

Upon notice of either Party to the other Party to be sent to such other Party with an advance notice period of no less than 5 (five) Business Days, the Parties shall convene before the Notary and execute a deed of recognition of the occurrence of First Condition Subsequent and operate to the effect that:

a.	the Target Quotas transferred to the Purchaser at the First Closing shall be retransferred to the Sellers;

b.	any amounts already paid by the Purchaser under this Agreement and/or the First Deed of Sale shall be returned to the Purchaser;

c.	none of the Parties shall have any claim or entitlement against the other Party(ies) in connection with the termination of this Agreement, unless the Condition Subsequent to First Closing has occurred due to the negligent or willful conduct of one of the Parties, in which case such Party shall be liable for any Liabilities incurred or suffered by the other Parties as a result of such negligent or willful conduct, in accordance with applicable law.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

8.	INTERIM PERIOD

(A)	From the date hereof until the earlier of (i) the First Closing or (ii) the termination of this Agreement in accordance with its terms (the “Interim Period”):

(a)	each Party – including the Target - undertakes not to, directly or indirectly, (A) transfer, assign, encumber, pledge, grant any option over, or otherwise dispose of any right, title or interest in the Quotas and the assets of the Target with the exception of the establishment of the Third-Party Mortgage which the Sellers shall procure to be cancelled at the First Closing Date; (B) enter into any agreement or arrangement relating to any of the foregoing, except as expressly provided for in this Agreement;

(b)	with the exception of the establishment of the Third-Party Mortgage, the Target shall not – and the Sellers shall cause the Target not to – enter into any transaction or incur any liability except in the ordinary course of business or as expressly authorized by this Agreement or required by the performance of the obligations of the Sellers or the Target pursuant to this Agreement.

9.	CONDITIONS PRECEDENT TO THE SECOND CLOSING

9.1	The Purchaser’s obligation to execute the notarial sale and purchase agreement by means of which the Sellers shall transfer, and the Purchaser shall purchase, the Remaining Quotas (the “Second Deed of Sale”) shall be subject to the occurrence, at or prior to the Second Closing Date and in any case within October 31, 2027 (the “CP to Second Closing Term”), of the following conditions precedent (each, a “Condition Precedent to the Second Closing), pursuant to and for the purposes of Article 1353 of the Italian Civil Code:

(1)	no breach to any of the Sellers’ Representations and Warranties under Sections 14.4, 14.5(vi) and 14.5(vii) and 14.6 (iv) having occurred;

(2)	the expiration of the 120th (one-hundred-twentieth) calendar day from the notice of issuance (or effectiveness, as the case may be) of the Building Permits, without the filing or notification of any claim, appeal, opposition, suspension or other legal challenge that could affect the validity, enforceability or effectiveness of the Building Permits;

(3)	any and all agreements of any kind concerning the Land having been terminated, with total, irrevocable and unconditional waivers of any claims, rights or actions;

(4)	no Material Adverse Event having occurred on or prior to the Second Closing Date;

9.2	The Conditions Precedent to the Second Closing are established for the sole benefit of the Purchaser, which shall therefore have the right, in its sole discretion, to waive any or all of the Conditions Precedent to the Second Closing.

9.3	Should any of the Conditions Precedent to the Second Closing not having been satisfied (or waived at the sole discretion of the Purchaser) prior to the Second Closing Date, this Agreement shall automatically and definitively terminate, and the Parties shall have no claim or entitlement against the other Party(ies) in connection with such termination, provided, however, that the Purchaser shall have the option to postpone the CP to Second Closing Term (and, consequently, the Second Closing Date) one or more times but for no more than 9 (nine) months in total, it being understood that, in case the CP to Second Closing Term expires while the term under Section 9.1(2) is running, the CP to Second Closing Term shall be deemed as automatically postponed at the end of the term under Section 9.1(2).

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

9.4	Notwithstanding the foregoing, if any Condition Precedent to the Second Closing has not been satisfied due to the negligent or willful conduct of one of the Parties, such Party shall be liable for any Liabilities incurred or suffered by the other Parties as a result of such negligent or willful conduct, in accordance with applicable law.

10.	SECOND CLOSING ACTIONS

10.1	On the date and time to be notified to the Sellers by the Purchaser with no less than 3 (three) Business Days’ prior notice and falling on a Business Day not later than 10 (ten) Business Days from the verification of the latest among the Conditions Precedent to the Second Closing (or the waiver by the Purchaser to the Condition Precedent to the Second Closing still not verified on the CP to Second Closing Term), the Parties shall meet and proceed to the Second Closing in accordance with this Section (the “Second Closing Date”) subject to the Conditions Precedent to the First Closing having been totally and unconditionally fulfilled and/or waived by the Purchaser.

10.2	At the Second Closing

a)	the Sellers shall:

(i)	confirm in writing to the Purchaser that the Conditions Precedent to the Second Closing have been fully satisfied in accordance with the provisions of this Agreement;

(ii)	deliver a copy of the resignation letters signed by all the directors of the Target designated by the Sellers whereby such directors declare not to have any claim and/or right towards the Target in respect of compensation, reimbursement of expenses or any other reason;

(iii)	enter at their care and expense into a notarial deed of termination and release of the Pledge on the Target Quotas, with full discharge of the Purchaser and the Target Quotas from any Encumbrance, cost and obligation in connection thereto, instructing the Notary to execute the deed of cancellation and release of the Pledge and proceed with all formalities and registrations required in order to perfect the cancellation of the Pledge on the Target Quotas;

b)	The Purchaser shall:

(i)	pay, or cause to be paid, the Taxes as well as any notarial fees, costs and expenses due in connection with the transfer of the Target Quotas;

(ii)	cause the Target to hold a quotaholders’ meeting voting favorably on the following resolutions: (a) the full acceptance of the resignation of the directors designated by the Sellers; (b) the appointment of a new management body composed by the director or directors designated by the Purchaser; (c) the waiver of any liability action as well as the release and final discharge from liability in favor of the resigned directors for any and all liabilities arising from, or connected with, the performance of his office until the Second Closing Date (with particular reference to any acts instrumental to, or however aimed at, the obtainment of the Building Permits and any acts consequential thereof), except for acts committed with willful misconduct or gross negligence;

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(iii)	grant and deliver to the Sellers a duly signed letter of discharge from liability and undertaking not to promote nor favourably vote any resolutions concerning any liability actions, in favor of the resigned directors for any and all liabilities arising from, or connected with, the performance of his office until the Second Closing Date (with particular reference to any acts instrumental to, or however aimed at, the obtainment of the Building Permits and any acts consequential thereof), except for acts committed with willful misconduct or gross negligence.

c)	The Parties shall:

(i)	execute the Second Deed of Sale before the Notary;

(ii)	cause the Escrow Agent to release and pay the corresponding amount of the Second Tranche held in the Escrow Account in accordance with the Escrow Agreement and this Agreement;

(iii)	sign any further deeds and/or documents and carry out any further actions required for the completion of the Transaction; and

(iv)	execute the Pledge Agreement in accordance with Section 11, carrying out in good faith any and all formalities to ensure that the Pledge is validly and effectively established over Target Quotas representing 50% of the corporate capital of the Target.

10.3	It is agreed that all actions and transactions constituting the Second Closing shall be regarded:

(i)	as one and a single transaction, also with respect to the First Closing, so that at the option of the Party having an interest in the carrying out of any specific action or transaction, no action or transaction shall be deemed to have taken place if and until all other actions and transactions to be carried out at the Second Closing Date shall have taken place as provided for in this Agreement, and

(ii)	as mere performance of the obligations undertaken by the Parties pursuant to this Agreement and, therefore, shall not cause or imply any novation (“novazione”) or amendment to this Agreement, whose provisions shall (i) prevail in case of conflicts with any other provisions set forth in any other documents prepared, executed or delivered at Second Closing; (ii) survive and remain fully enforceable after the Second Closing insofar as applicable after the date thereof.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

11.	PLEDGE ON THE TARGET QUOTAS

11.1	The Parties agree that, in order to secure the Purchaser’s obligation to pay the Variable Payment or transfer the Settlement Rooms, as the case may be, pursuant to this Agreement, at the Second Closing, Target Quotas comprehensively representing 50% of the corporate capital of the Target shall be pledged in favor of the Sellers (the “Pledge”), in accordance with applicable Italian law and the terms attached hereto as Annex 11.1 (the “Pledge Agreement”).

11.2	The Pledge shall expressly not convey or imply any control rights, voting rights, governance rights or decision-making power over the Target to the Sellers prior to its enforcement.

11.3	The enforcement of the Pledge shall be conditional upon a determination by the Expert, that the Purchaser is in default of its obligation to (i) pay the Variable Payment and/or (ii) transfer the Settlement Rooms pursuant to Section 4.6.

11.4	In the event of enforcement, the Pledge shall be enforced strictly in accordance with applicable Italian law, through judicial sale or other legally permitted enforcement mechanisms.

11.5	The Purchaser shall undertake, for the duration of the Pledge, negative covenants prohibiting it from carrying out any act, transaction or arrangement which could imply or result in a depletion, impairment or diversion of the Target’s assets, it being understood and agreed that such covenants shall not restrict, nor be interpreted to restrict, the Purchaser’s right to market, sell and transfer each Room in the ordinary course of business.

11.6	The Parties expressly acknowledge and agree that the perfection of the Pledge will be without prejudice to the Purchaser’s rights and obligations under this Agreement and shall not be construed as an admission or implication of any existing or anticipated breach thereof by the Purchaser.

11.7	The Pledge shall be subject to, and governed by, all applicable legal, tax and regulatory requirements under Italian law, including, without limitation, the formalities required for the perfection and registration of pledges over quotas of Italian limited liability companies (società a responsabilità limitata), and shall be structured in a manner ensuring full enforceability vis-à-vis the Target, its quotaholders and third parties.

11.8	Any amendment, waiver, release or termination of the Pledge shall require the prior written consent of both the Sellers and the Purchaser and shall be documented by notarial deed in compliance with applicable law.

12.	PROJECT AND DEVELOPMENT

New Project

12.1	The Parties acknowledge and agree that the target key count for the New Project shall be approximately 429 (four hundred twenty-nine) Rooms, subject to receipt of all required regulatory approvals and authorizations. The GFA of the Hotel is intended to be approximately 11,000 square meters, it being understood that such figure may be adjusted as reasonably required to reflect applicable zoning regulations, technical requirements, and competent authority determinations.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

12.2	The Parties shall cooperate in good faith with a view to:

(i)	maximizing the buildable area of the New Project within the permitted gross floor area and height restrictions established by applicable regulations and planning instruments;

(ii)	optimizing the total number of Rooms, including, where legally and technically feasible, the potential development of an additional 11th (eleventh) floor, subject to applicable planning, zoning and building regulations and any required regulatory approvals, including the Town Planning Agreement and in compliance with the Building Permits; and

(iii)	ensuring that the New Project design and execution are in full compliance with all applicable Italian zoning, accessibility, and design regulations, including building codes, urban planning requirements, and relevant technical standards, including the Town Planning Agreement and in compliance with the Building Permits.

12.3	Any amendments or adjustments to the New Project parameters, including the target key count or GFA, shall be implemented in accordance with Applicable Law, subject to the prior consultation and good faith agreement of the Parties, and with the aim of maintaining the economic and functional objectives of the New Project.

Development of the New Project

12.4	The Parties acknowledge and agree that the Purchaser shall have full discretion to select the general contractor responsible for the construction of the New Project, whether through a competitive tender or such other procedure as it may, in its sole discretion, deem appropriate.

12.5	The Purchaser shall lead the construction and development of the New Project, including the overall coordination of project planning, execution, and delivery.

12.6	The Sellers acknowledge that the Purchaser has requested amendments to the Original Project in order to meet the Purchaser’s technical, functional, and brand standards, as well as the requested project variations. The Sellers hereby undertake to diligently take into account and implement such amendments in accordance with applicable law and administrative procedures.

12.7	The Purchaser shall be responsible for all procurement, budgeting, and project execution activities, and shall have the right to engage qualified contractors directly, in accordance with applicable law and good industry practice.

12.8	The Purchaser may undertake the New Project independently or, at its discretion, in partnership with third-party investors or strategic partners in compliance with this Agreement.

12.9	All accrued costs and expenses arising out of, or connected with, the Building Permits and the Authorizations relating to the New Project shall be fully borne:

(A) as to such costs and expenses accrued from today’s date up to the date of execution of the Town Planning Agreement, by the Sellers; and

(B) as to such costs and expenses accrued from the date of execution of the Town Planning Agreement onwards, by the Purchaser.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

12.10	The Purchaser shall fund, at its own care and expenses, all Urbanization Costs upon issuance (or effectiveness, as the case may be) of the Building Permits. The Sellers shall exert their best efforts (without any result-based obligation (senza obbligazione di risultato)) to negotiate, in the context of the Town Planning Agreement, the maximum feasible amount of in-kind contributions (e.g., infrastructure works) with the competent Authorities, to be offset, to the maximum extent permitted by law, with the construction costs of the urbanization works that the developer shall carry out (realizzazione a scomputo) with the objective of reducing the upfront cash component payable by the Purchaser.

12.11	The New Project shall be funded through the Target or such other special purpose vehicle (SPV) as may be determined by the Purchaser, by means of a combination of equity contributions, and shareholders’ loans, it being expressly understood that all shareholders’ loans shall be subordinated to third-party creditor claims in the event of foreclosure or liquidation.

12.12	The Sellers shall actively assist the Purchaser in securing and procuring all Authorizations, required under Applicable Law to enable the development of the New Project to the target number of Rooms and the subsequent operation thereof. Such assistance shall include, without limitation, supporting the Purchaser in all interactions with the competent municipal, regional, and national Authorities and in the preparation, submission, and follow- up of all required documentation.

Marketing

12.13	The Sellers shall provide local support to the Purchaser, as reasonably requested, in order to facilitate the effective marketing and sale of the Rooms.

12.14	The scope, intensity, and timing of the Sellers’ support activities shall be determined from time to time on a mutually agreed basis between the Purchaser and the Sellers, in good faith and in a manner that avoids unnecessary duplication of efforts or conflicting initiatives.

Incentives

12.15	The Sellers shall, on a best-efforts basis and without assuming any obligation to achieve specific results, reasonably assist the Purchaser in identifying and securing applicable tax, regulatory, and financial incentives available under Italian national or regional programs. Such incentives may include, inter alia:

(i)	benefits associated with urban regeneration initiatives;

(ii)	energy-efficiency and sustainability incentives;

(iii)	employment-related grants and local hiring support measures; and

(iv)	streamlined permitting procedures applicable to strategic development projects.

12.16	The Purchaser acknowledges that the Sellers shall use their best endeavors to seek and procure an incentive from ENI Plenitude S.p.A. SB (“ENI”). Such incentive is expected to be structured through a power purchase agreement to be entered into between the Target and ENI, under which:

(i) ENI shall bear all project and construction costs relating to the plants and equipment serving the Hotel, so that the same will qualify as a LEED Platinum building capable of autonomously producing all required energy;

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(ii) ENI shall be responsible for all ordinary and extraordinary maintenance of the constructed plants and equipment for a period of 20 (twenty) years;

(iii) the Target shall pay ENI an annual fee to reimburse ENI’s investment.

12.17	The Purchaser shall have no obligations whatsoever under any agreement entered into between ENI and the Sellers. The Purchaser shall only be bound towards ENI upon the execution of a separate agreement with terms and conditions satisfactory to the Purchaser, in its sole discretion.

12.18	Under no circumstances shall the Sellers have any obligation or liability towards the Purchaser to procure or secure any incentive or similar benefit from ENI or any other Italian or international energy provider.

12.19	The Parties further agree to explore, without commitment, the possible transformation of the Target into an Italian SICAF managed by Namira SGR S.p.A., subject to the outcome of appropriate legal and tax due diligence.

13.	TRANSFER TAXES AND EXPENSES

13.1	The stamp duties, the registration tax due on this Agreement and the transactions contemplated hereby, the costs of filings and other formalities required to perfect the transfer of the Target Quotas and the notarial costs and fees will be borne exclusively by the Purchaser.

13.2	Except as otherwise provided in this Agreement, all other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including each Party’s advisors’ fees) shall be paid by the Party incurring such costs or expenses.

14.	SELLERS’ REPRESENTATIONS AND WARRANTIES

14.1	The Sellers give to the Purchaser the representations and warranties set out below (the “Sellers’ Representations and Warranties” only with reference to the First Closing Date and, with exclusive reference to the Sellers’ Representations and Warranties under Sections 14.4, 14.5(vi) and 14.5(vii), with reference to both the First Closing Date and Second Closing Date (collectively, the “Closing Dates”).

14.2	The Sellers’ Representations and Warranties are and shall be as of the First Closing Date and, with exclusive reference to the Sellers’ Representations and Warranties under Sections 14.4, 14.5(vi) and 14.5(vii), the Second Closing Date, true, accurate and complete, and there are no other circumstances relating to the Sellers, the Target and the Land that have not been disclosed and that could give rise to adverse consequences for the Purchaser in connection with the Transaction.

14.3	The Sellers have provided a true and accurate representation of the Target and the Land and have not failed to disclose to the Purchaser any deeds, facts, documents or circumstances that could render any of the Sellers’ Representations and Warranties contained in this Agreement untrue, inaccurate, incomplete or incorrect and/or that, if known, could reasonably have affected the Purchaser’s decision to enter into this Agreement or to do so on different terms and conditions.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

14.4	Sellers’ Representations and Warranties relating to the Sellers.

(i)	Duly Incorporation and existence. Lhuxor, Sofia and Sagen are companies duly organized and validly existing under the laws of Italy and have full power and authority to conduct their business as presently conducted.

(ii)	Power and authority. The Sellers have full power and authority to enter into and perform this Agreement, which gives rise to valid and enforceable obligations for the Sellers under applicable law.

(iii)	Authorizations and approvals. The Sellers have performed all the activities and have obtained all approvals, authorizations and licenses required (i) to execute and perform this Agreement; and (ii) in order to ensure that all the obligations assumed in this Agreement are legal, valid and binding on it.

(iv)	No breaches. The execution and the performance of this Agreement by the Sellers do not contravene or result in breach of: (i) its deed of incorporation and By-laws, if applicable; (ii) any laws and regulation applicable to it; (iii) any binding agreement, contract or deed entered into by it; and (iv) any order, judgment, injunction or decree binding on or affecting its assets.

(v)	No litigation. No litigation, arbitration or administrative proceedings of or before any court, tribunal, government body or competent Authority have been commenced or is pending or threatened in writing against the Sellers or any of its assets or revenues which may have a material adverse effect on the Sellers in respect of the sale of the Target Quotas and the fulfilment of the obligations undertaken by it pursuant to this Agreement.

(vi)	No Insolvency Proceedings. The Sellers are not subject to any Insolvency Proceedings.

14.5	Sellers’ Representations and Warranties relating to the Target and the Target Quotas.

(i)	The Target has been duly and validly incorporated and is in existence and good standing under the Laws of Italy.

(ii)	The Target has not been and is not the subject to any Insolvency Proceedings or any proceedings intended to prevent or deal with distressed companies (or any similar proceedings) and there are no circumstances known to the Sellers which could trigger any Insolvency Proceeding in respect of the Target.

(iii)	The registers, books and other company documents required by applicable law have been and are kept duly, timely and properly by the Target.

(iv)	The capital of the Target is equal to Euro 1,000,000.00. The Target Quotas were validly issued and fully paid-in and have not been redeemed, not even in part. No other securities confer rights to any participation in each of the Targets’ capital. The Target Quotas represent 100% of the issued and outstanding capital and voting rights of the Target.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(v)	The Target is not in the situations provided by article 2482-bis and article 2482-ter of the Italian Civil Code.

(vi)	There are no options, other agreements or commitments by virtue of which the Sellers are obliged or might be obliged to create third party rights over the Target Quotas.

(vii)	The Sellers have full and marketable title to the Target Quotas free and clear of any Encumbrance.

(viii)	The Target: (a) has always acted in full compliance with the applicable law with respect to Taxes, including Synthetic Reliability Indices regulations; (b) has duly and timely, within the deadlines and in the manner prescribed by applicable law (i) made and filed the tax returns which are required to be filed or made with respect to Taxes pursuant to the applicable law, (ii) computed its recoverable input VAT and output VAT in compliance with the applicable laws and regulations, (iii) given the reports and notices and supplied all other information and documents required to be supplied by the applicable law to the relevant tax authorities, (iv) duly and timely maintained all books, accounts, records and documents required to be maintained by applicable laws for Tax purposes, (v) complied with any other obligation set forth by the applicable law and regulations required to be complied with for Tax purposes, (vi) fully and timely paid or, to the extent allowed by applicable laws, adequately reserved for, the Taxes due and, (vii) complied with the obligations concerning the requested Tax refunds and other Tax incentives or Tax grants.

(ix)	The tax returns and the abovementioned registrations, notices, requests, applications, documents and payments are true, complete and accurate in all material respects, were made on the proper basis and within the required deadlines and reflect accurately the liabilities (or credits) for Taxes of any kind due by the Target for the fiscal years which are still subject to assessment by the competent tax authorities.

(x)	The Target has no employees and there are no further persons who, on grounds of contracts with the Target, may validly claim the existence of an employment relationship with the Target.

(xi)	The 2024 Financial Statements and the financial statements of the Target as at October 31, 2025, prepared in accordance with the Accounting Principles, attached hereto as Annex 14.5(xi) (the “Reference Financial Statements”) reflect in all material respects the assets, liabilities, profits, losses and financial position of the Target as at their respective reference date consistently and in accordance with the Accounting Principles and, between the reference date of the Reference Financial Statements and the First Closing Date, no event has occurred (nor will occur) and no circumstance has arisen (nor will arise) that would materially alter the economic, assets or financial condition of the Target as reflected in the Reference Financial Statements, except for those changes arising from transactions carried out in the ordinary course of business in the period following the reference date of the Reference Financial Statements and in accordance with past practice of the Target and/or for those changes arising out of provisions set out by this Agreement.

(xii)	The Target is not involved in any legal proceedings (including civil, criminal or administrative as well as any non-contentious matters), nor in any arbitration proceedings, whether as claimant or defendant (including counter claims) nor any such litigation has been threatened in writing, also in relation to the Land.

(xiii)	Neither the Sellers, if applicable, nor the Target nor, to the knowledge of each of them, any director, officer, agent or employee of the Target (in the exercise of his/her function as director, officer, agent or employee of the Target) has made, directly or indirectly in favor of or for the use of any official, directors, officers or employees of any Authority, any political party or candidate for any position in any Authority, any payments, loans, gifts or promises which would infringe the applicable anti-bribery, anti-corruption or anti-money laundering Law or regulations or standard in any applicable jurisdiction.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

14.6	Sellers’ Representations and Warranties relating to the Land

(i)	The Target has full, exclusive and undisputed ownership of the Land by virtue of deeds of transfer, that have been duly and timely registered in the Real Estate Registries (conservatoria) pursuant to applicable laws. The recordings of the Land’s ownership titles abide by the principle of continuity of registration (continuità delle trascrizioni) of the transfers of title for the purposes of Italian property laws. There are no circumstances that would cause such titles to be invalid, void, ineffective, or to be annulled or terminated. Said titles do not require any deed of confirmation, validation and/or rectification and there are no circumstances that may result in the foregoing. There are no rights of third parties, arising from inheritance or donation, that may give raise to any action, claim or challenge against the Target in its capacity as owner of the Land.

(ii)	The Land is currently - and shall be, as of the First Closing Date - duly and properly registered and titled in the name of the Target with the Land Registry (Catasto) maintained by the applicable agency of the Land Registry.

(iii)	Except for the Permitted Encumbrances the Land is free and clear of any Encumbrance.

(iv)	The Land has never been crossed by fire and there are no constraints deriving from art. 10 of Law no. 353 of 21 November 2000.

(v)	After the purchase of the Land the Target has not carried out any work, action or transformation affecting the Land.

(vi)	The Land has not been and is not subject to any cultural or environmental restrictions or constraints, nor to any prescriptions or limitations pursuant to Legislative Decree No. 42/2004 and/or Law No. 1497/1939, Law No. 431/1985, Law No. 1089/1939 and/or Law No. 364/1909. Furthermore, none of the previous transfers of the Land is affected by any invalidity arising from a violation of any of the aforementioned laws.

(vii)	No proceedings have been initiated for the purpose of imposing a cultural heritage restriction (vincolo di interesse culturale) on the Land. There are no environmental, landscape, cultural or archaeological restrictions or limitations under the Applicable Law that may affect the issuance of the Building Permits or the development of the New Project.

(viii)	The Land is freely transferable and there are no rights, including pre-emption rights, options, contractual agreements or claims of third parties in relation to it that would compromise or limit its free enjoyment and/or use, with the exception of the Permitted Encumbrances. Any factual or legal circumstances do not exist in relation to the transactions provided under this Agreement which may constitute the recognition of third-party rights in relation to any pre-emption right.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(ix)	With the exception of the Permitted Encumbrances, the Land is not subject to any administrative measure or procedure (including expropriation or occupation proceedings and measures) that may have the effect of prejudicing, in whole or in part, the full and exclusive ownership title or peaceful access, enjoyment, use and - subject to approval of the Implementation Plan, execution of the Town Planning Agreement and obtainment of the Building Permits - development of the Land or part thereof and there are no circumstances that may give rise to the above.

(x)	The Target has no legal obligation to purchase any other real property.

(xi)	The Land is not covered by any insurance policies.

(xii)	The Land is not included in any consortium, condominium, supercondominium or similar entity.

(xiii)	The Sellers within the time and in the manner prescribed by the law have (x) filed all Tax returns and notices of a fiscal nature, (y) paid all Taxes due from time to time in relation to, the Land, including, for the avoidance of doubt, those taxes relating to the Land and/or to any related contract, whose non-payment, late, incorrect or insufficient payment could result in a special lien (privilegio speciale) being established or created on the Land in favor of any authorities; and (z) complied in all material respect with all and every Tax obligations relating to the Land. The Sellers shall be responsible for any Taxes mentioned sub (y) matured for any period of time up to and including the First Closing Date.

(xiv)	No tax litigations, proceedings, or claims of any kind (whether civil, criminal, or administrative in nature) are pending against the Target relating to the Land nor have the Target received any notice with respect to any such litigation, proceeding or claim. No tax audit and assessment notices or tax audit reports have been issued or threatened in writing in relation to the Land, nor are any tax inspections, investigations, assessments, or requests for information from any Italian or foreign tax or administrative Authority pending or outstanding. There is no tax constraint on the Land nor on the Sellers’ activity in relation to the same one.

(xv)	With reference to the cadastral value and/or income of the Land, no revision or assessment measure has been notified or communicated by the competent administration, nor are there any facts, omissions or circumstances that may give rise to a challenge by any Authority with respect to the cadastral classification and the relative cadastral value and/or income of the Land, it being understood in any event that, if, after the First Closing Date, any Authority notifies to the Target assessments, revisions, adjustments or, in any case, modification of the cadastral income of the Land that do not depend on variations in the Land or on regulatory changes occurring after the First Closing Date, any burden deriving from the increase in Taxes applicable in relation to the Land shall remain the exclusive responsibility of the Sellers and shall be borne by the latter exclusively.

15.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

15.1	The Purchaser gives to the Sellers only the representations and warranties set out below (the “Purchaser’s Representations and Warranties”), with reference to each of the Closing Dates, which, as of each of the Closing Dates shall be true, accurate and complete.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

15.2	Duly Incorporation and existence. The Purchaser is a company duly organized and validly existing under the laws of Singapore free and has full power and authority to conduct its business as presently conducted to own its assets and properties as presently owned.

15.3	Power and authority. The Purchaser has full power and authority to enter into and perform this Agreement, which gives rise to valid and enforceable obligations for the Purchaser under applicable law.

15.4	Authorizations and approvals. The Purchaser has performed all the activities and has obtained all approvals, authorizations, licenses required (i) in order to execute and perform this Agreement; and (ii) in order to ensure that all the obligations assumed in this Agreement are legal, valid and binding on it.

15.5	No breaches. The execution and performance of this Agreement by the Purchaser do not contravene or result in breach of: (i) its deed of incorporation and by-laws; (ii) any laws and regulation applicable to it; (iii) any binding agreement, contract or deed entered into by it; and (iv) any order, judgement, injunction or decree binding on or affecting its assets.

15.6	No litigation. No litigation, arbitration or administrative proceedings of or before any court, tribunal, government body or competent authority have been commenced or is pending or threatened against the Purchaser or any of its assets or revenues which may have a material adverse effect on the Purchaser in respect of the purchase of the Target Quotas and the fulfilment of the obligations undertaken by it pursuant to this Agreement.

15.7	No Insolvency Proceeding. The Purchaser has not been and is not subject to any Insolvency Proceedings.

15.8	Capability for the performance of the obligations. The Purchaser has the funds necessary to pay the Purchase Price and is capable of performing all the obligations assumed by it hereunder.

16.	INDEMNIFICATION OBLIGATIONS

16.1	Indemnity. The Sellers shall jointly and severally indemnify, defend and hold the Purchaser harmless and reimburse the Purchaser, as a separate and independent obligation, for, from and against and in respect of any Liabilities, resulting from, arising out of or relating to any breach or non-fulfilment of any covenants, obligations and/or other agreements or undertaking of the Sellers provided for or arising in connection with this Agreement and its Annexes - or any of the Sellers’ Representations and Warranties under this Agreement being untrue, misleading, incomplete or breached. In this connection, the Parties agree that in no event is any fact or information acquired by the Purchaser as an effect of the Due Diligence intended to or shall have the effect to exclude, limit or overrule any of the Sellers’ Representations and Warranties or any other liability assumed by the Sellers.

16.2	Limitations and exclusions

(i)	Notwithstanding the provisions of Section 14.1, the Sellers shall not be liable pursuant to this Section 16 to the extent that any Indemnity Requests arise out of, or the amount of any Indemnity Requests is increased as a consequence of: (A) the approval, enactment, abrogation or amendment of laws and/or measures by any competent Authority occurred after the First Closing Date; (B) changes in the Accounting Principles adopted, or changes in the accounting practices of the Target, or changes in the insurance coverage of the Target, to the extent that such changes have occurred or been implemented after the First Closing Date; (C) circumstances or situations expressly stated or referred to in this Agreement or in the Annexes hereto.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(ii)	Without prejudice to the Purchaser’s right to deliver an Indemnity Request in order to comply with the time limit set forth in subsequent Section 16.3 in respect of potential Liabilities, the Sellers shall not be liable pursuant to this Section 16 except to the extent that such Liabilities have become actual and effective and have been effectively paid by the Target or the Purchaser or have become the subject of an enforceable order issued by any Authority, even if not final.

(iii)	Without prejudice to the provisions under Section 16.1:

(A)	the Sellers shall not be liable under this Section with respect to any Liability the amount of which is equal to, or lower than, Euro 20,000.00 (twenty thousand/00) (“De Minimis”), except where such amount is exceeded as a result of multiple Liabilities of the same kind, even if each of an amount below the De Minimis, arising out of the same event or circumstance, which shall be treated — for De Minimis purposes — as a single Liability;

(B)	the Sellers shall not be liable under this Section until the overall amount of the Liabilities (with the exclusion of Liabilities of an amount not exceeding the De Minimis) exceeds Euro 90,000.00 (ninety thousand/00), it being understood that, upon the Liability exceeding such threshold, the indemnification will be due for the exceeding part only;

(C)	the liability of the Sellers in relation to Liabilities borne or suffered by the Purchaser or the Target shall not exceed, in any case, the Fixed Amount.

it being understood that no limitations under this Section 16.2(iii) shall apply with respect to Liabilities: (i) suffered by the Purchaser and/or the Target as a consequence of wilful misconduct or gross negligence of the Sellers; and/or (ii) which would have not occurred if the representation and warranties under Sections 14.4, 14.5(i), 14.5(ii), 14.5(iv), 14.5(v), 14.5(vi), 14.5(vii), 14.5(xiii), 14.6(i), 14.6(ii), 14.6(iii) and 14.6(vi) (with exclusive reference to the invalidity of the previous transfers) would have been true and correct, it being understood that, in the case under (ii), the aggregate amount of indemnification payable by the Sellers shall in no event exceed an amount equal to the Fixed Amount.

(iv)	The Parties acknowledge and agree that:

(A)	the Sellers’ Representations and Warranties and the relevant indemnification obligations under this Section 16 are atypical and independent obligations vis-à-vis the obligations provided for by law or arising from this Agreement and, therefore, are collectively deemed to be an autonomous warranty and indemnification agreement whose consideration is represented by the Purchase Price and the other obligations assumed by the Purchaser;

(B)	also in accordance with preceding sub-Section (A), any right, action and claim of the Purchaser deriving from, or connected with, this Agreement as a result of any of the Sellers’ Representations and Warranties being untrue, incorrect or inaccurate shall not be subject to the limitations, forfeiture and prescriptions terms and restrictions provided for by article 1495 of the Italian civil code; and

(C)	the terms for the submission of any Indemnity Request agreed upon by the Parties are the only deemed as effective and agreed by the Parties, it being therefore excluded the application of any other limitation terms.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(v)	Any payment carried out by the Sellers according to this Section 16 shall be considered as reduction of the Purchase Price.

(vi)	The Parties expressly agree and covenant that the Sellers assume the indemnification obligations of Liabilities up to the expiration of the following mandatory terms:

(A)	as to the Liabilities arising out of the breach of the Sellers’ Representations and Warranties under Sections 14.4, 14.5(i), 14.5(ii), 14.5(iv), 14.5(v), 14.5(vi), 14.5(vii), 14.6(i), 14.6(ii), 14.6(iii), 14.6(vi) (with exclusive reference to the invalidity of the previous transfers) and 14.6(viii), up to the expiration of the applicable statute of limitation according to law;

(B)	as to the Liabilities arising out of the breach of the Sellers’ Representations and Warranties under Sections 14.5(viii), 14.5(ix) and 14.6(xiv) up to the expiration of the statute of limitation provided for by law applicable to the competent Authorities for the notification of tax measures against the Target;

(C)	as to the Liabilities arising out of the breach of the Sellers’ Representations and Warranties under Section 14.5(x) up to the expiration of the statute of limitation provided for by law applicable to employees, staff, former employees and former staff to bring any claim against the Target;

(D)	as to the Liabilities arising out of the breach of the Sellers’ Representations and Warranties under Section 14 other than those contemplated under preceding sub- Sections (A), (B) and (C) up to the expiration of the 18th (eighteenth) month subsequent to the First Closing Date

(the “Warranty Period”).

(vii)	Without prejudice to the provisions of subsequent Section 16.2(ix), once the Warranty Period applicable to each category of Liabilities as set out under preceding Section 16.2(vii) has expired, the Sellers’ Representations and Warranties shall become ineffective and no indemnification shall be due any longer by the Sellers in relation to Indemnity Requests served by the Purchaser after the expiration of the Warranty Period.

(viii)	Notwithstanding the provisions of Setion 16.2(viii), the Parties covenant that the indemnification obligations under this Section shall remain valid and effective even after the expiration of the Warranty Period, provided that the Purchaser has served the Indemnity Request set forth by Section 16.3 below prior to the expiration of the Warranty Period, regardless of the Liabilities being still potential as of such date, for as long as the amount claimed in the Indemnity Request will be finally due and paid.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

(ix)	The indemnification obligations provided for by this Section 16 will be proportionally reduced of:

(A)	the full amount of any indemnification and/or payment awarded to the Purchaser and/or the Target from insurance companies or third parties (as insurance indemnification or under any other title, even contractual, as compensation for damages or under subrogation) in relation to events referring to the relevant Liabilities for which the Purchaser submitted an Indemnity Request, provided that any such indemnifications or payments shall be calculated, for the purpose of reducing the indemnification obligations of the Sellers under this Section 16, net of any costs, Taxes and expenses borne by the Purchaser and/or the Target to obtain any such indemnifications or payments;

(B)	the full amount of any Tax benefits actually realized, within the first financial year subsequent to the receipt of the indemnified amount by the Purchaser and/or the Target in relation to the relevant Liability, net of the Tax cost determined by the indemnified amount (i.e., net of the effects of the taxation, if any, of the indemnified amount);

(x)	The indemnification obligations provided for by this Section 16 shall be applied without duplications, it being understood that the Sellers shall not indemnify multiple times the same Liability (in case the same act, event or circumstance has already been indemnified as a result of the breach of another Sellers’ Representations and Warranties).

(xi)	The Parties hereby acknowledge and expressly agree that, after the First Closing Date, the indemnification obligations undertaken by the Sellers under this Section 16 shall replace and supersede any other right or remedy available to the Purchaser under law in connection with any Liabilities, and therefore constitute the sole and exclusive remedy available to the Purchaser in respect of any Liabilities suffered or incurred, on any ground whatsoever, by the Purchaser or by the Target, which the Purchaser or the Target would not have suffered or incurred had each of the Sellers’ Representations and Warranties been true and correct. Accordingly, the Purchaser hereby unconditionally and irrevocably waives any and all other rights, remedies, actions, powers or entitlements pursuant to law in the event of a breach of one or more of the Sellers’ Representations and Warranties.

16.3	Indemnity Request. Within 30 (thirty) Business Days from the relevant discovery by the Indemnified Party as set out under Section 16.1, under penalty of forfeiture (a pena di decadenza), the Indemnified Party shall send a notice of breach with an indemnity request (“Indemnity Request”) to the Indemnifiying Party with:

(i)	a detailed description of the reasons for which it is asserted such violation;

(ii)	the requested amount , if and to the extent it can be calculated, of the Liabilities and the manner in which such requested amount has been calculated together with any documentation proving such claim,

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

16.4	Procedure - Challenge:

(a)	Acceptance/Notice of Opposition: following the receipt by the Indemnifying Party of an Indemnity Request served by the Indemnified Party as set out above:

(i)	the Indemnifying Party may expressly accept it at any given time within 30 (thirty) days from its receipt; in such case, the Indemnifiying Party shall pay the relevant requested amount within the following 20 (twenty) Business Days, by crediting it on the bank account indicated by the Indemnified Party; or

(ii)	the Indemnifiying Party may challenge it at any given time within 30 (thirty) days from its receipt by sending a written notice to the Indemnified Party (the “Notice of Opposition”), provided that should the Indemnifiying Party fail to serve such Notice of Opposition within such period, the relevant Indemnity Request shall be deemed accepted by the Indemnifiying Party.

If an Indemnity Request has been expressly rejected by the Indemnifiying Party through the service of a Notice of Opposition on the Indemnified Party, paragraphs (b) and (c) below apply.

(b)	Amicable settlement: the Parties shall promptly commence discussions and use their best efforts to reach an amicable settlement in good faith on the basis of the documents and evidence available to them within 30 (thirty) days from the date of receipt of the Indemnity Request by the Indemnifiying Party.

(c)	Judicial Determination: the Parties hereby expressly acknowledge and agree that, in the event they fail to reach an amicable settlement in accordance with paragraph (b) above, the relevant dispute shall be submitted to an arbitration proceeding pursuant to Section 22.2.

17.	DELIVERY OF ELECTRONIC SUPPORT

17.1	The Parties acknowledge and agree that 3 (three) copies (not editable) of the DD Electronic Support containing the folders uploaded in the Virtual Data Room have been prepared, and one copy of the DD Electronic Support will be exchanged between the Sellers, the Purchaser and the Notary at the First Closing Date.

17.2	With reference to the foregoing, the Parties agree that in the event of any dispute between them with respect to the contents of the Virtual Data Room and the DD Electronic Supports, the contents of the DD Electronic Support filed with the Notary shall prevail for the purposes of the provisions of this Agreement.

18.	UNDERTAKINGS OF THE PURCHASER

18.1	The Purchaser agrees to indemnify and hold the Sellers harmless for any and all Liabilities and/or costs, duly documented, that the Sellers may suffer resulting from, arising out of or relating to any breach or non-fulfilment of any covenants, obligations and/or other agreements or undertaking of the Purchaser provided for or arising in connection with this Agreement and its Annexes - or any of the Purchaser’s Representations and Warranties under this Agreement being untrue, misleading, incomplete or breached. Such indemnification shall be subject to the same limitations and exclusions as those applicable to the Sellers under this Agreement, mutatis mutandis.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

19.	CONFIDENTIALITY

19.1	The Parties undertake to keep confidential - and to ensure that their employees, agents and consultants shall keep confidential - all information of which they become aware, for any reason whatsoever, during the negotiation phase or which comes to their knowledge during the execution of this Agreement, treating such information as confidential (the “Confidential Information”).

19.2	The Parties, in partial derogation from the provisions of Section 19.1 above, agree that each Party may provide any and all information, including Confidential Information to its affiliates and officers, employees, agents, consultants, professional advisers, auditors, financing sources and limited partners of it or its affiliates, it being however understood that the Purchaser, in compliance with Article 1381 of the Italian Civil Code, undertakes to ensure that they respect the confidentiality obligations set forth in Section 19.1 above.

19.3	The provisions of Section 19.1 above shall not apply to information, data or knowledge that is already in the public domain or is required to be disclosed by law or by any administrative, judicial, arbitral, supervisory or stock exchange authority or has become of public domain (other than as a result of conduct attributable to the Party intending to disclose or divulge it) or has been independently acquired (without breach of any confidentiality obligation by the Party intending to disclose or divulge it, by the disclosing or distributing Party or its supplier) or necessary to assert claims (or raise defences) under this Agreement. Disclosure to its own auditors and professionals bound by professional secrecy is likewise permitted.

19.4	It is understood that, save as otherwise required by law or regulation, the text of any press release issued to the general public concerning this Agreement and the provisions hereof shall be agreed in advance between the Parties.

20.	NOTICES

All notices, requests or other communications to be made hereunder shall be made in writing and shall be effective and valid if executed by recorded delivery letter, PEC to the extent that they are addressed to the following persons:

With respect to the Purchaser:

Hotel101 EU SARL

6, Rue Eugène Ruppert,

L-2453 - Luxembourg

Email: mhy@hotel101global.com

With respect to the Sellers:

Lhuxor S.r.l.

Via della Camilluccia 285,

00135 - Rome

via pec to: lhuxorsrl@legalmail.it

Sofia Real Estate S.r.l.

Lungotevere dei Mellini 44,

00193 - Rome

via pec to: sofiare@pec.it

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

Caterina Casale

Via Pietro Antonio Micheli 90,

00197 - Rome

Via pec to: caterina.casale@pec-legal.it

Filippo Casale

Via Santissima Annunziata 15,

40136 - Bologna

Via pec to: filippo.casale@legalmail.it

or at any other different address that each of the Parties wish to communicate to the other one pursuant to the provisions above, it being understood that the Parties shall fix their domicile, in connection to this Agreement and any other amendments or related lawsuit, in the addresses above mentioned or in the other ones communicate afterwards.

21.	MISCELLANEOUS

21.1	No modification or waiver shall become effective unless it is executed in writing and signed by each of the Parties to this Agreement (or by any person mandated to this purpose by the Parties).

21.2	Without prejudice to any provision of this Agreement, if one or more of the provisions of this Agreement is or becomes unlawful, invalid or unenforceable in any respect, in any jurisdiction or with respect to any Party, such unlawfulness, invalidity, or non-enforceability shall not, to the fullest extent permitted by any applicable law, render the remaining provisions of this Agreement unlawful, invalid or unenforceable. To the extent possible, and to the fullest extent permitted by any applicable law, the provisions found to be unlawful, invalid or unenforceable shall be interpreted or replaced in a manner so as to express as closely as possible the intent of the Parties.

21.3	A failure or delay of any Party in exercising any right or claim in respect of this Agreement or under any applicable law, shall not in any case jeopardise each of the Parties’ rights to the full and correct performance of the obligations assumed under this Agreement.

21.4	This Agreement and any rights and/or obligations deriving from this Agreement may be assigned and/or transferred by a Party solely subject to the prior written consent of the other Party.

21.5	The Parties agree that pursuant to Article 1401 of the Italian Civil Code, the Purchaser undersigns this Agreement on its own behalf or on behalf of a designee, provided that such designee is a company of the same group of the Purchaser or is controlled by the Purchaser. In case of designation of a designee by the Purchaser, the latter shall disclose to the Seller, at least 10 Business Days before the effective date of designation, name and details of the designee and reasonable evidence that the designee is ultimately controlled by Hotel101 or is a fund invested by the Purchaser or by a company controlled by Hotel101. Should the Purchaser fail to disclose in advance to the Seller the details of the designee and provide reasonable evidence thereof that the designee is ultimately controlled by Hotel101, the designation shall be deemed as ineffective towards the Sellers.

/s/ Marriana H Yulo   /s/ Emilie Guirimand

S.V. A.T. F.C. C.C.

21.6	The Purchaser represents to the Sellers to be controlled by Hotel Global Pte. Ltd., with registered office in Singapore (Singapore), 20 Cecil Street, #04-03 PLUS Building (“Hotel101”) and undertakes to procure, also pursuant to Article 1381 of the Italian Civil Code that Hotel101 will remain the controlling company of the Purchaser as well as of the designee of the Purchaser under preceding Section 21.5 (if any) until the Variable Payment or the transfer of the Settlement Rooms (as the case may be) has been fully completed.

21.7	For the purposes of Sections 21.5 and 21.6, the terms “control”, “controlling”, “controlled” and similar shall have the meaning set forth in Article 2359 of the Italian Civil Code.

22.	GOVERNING LAW AND JURISDICTION

22.1	This Agreement is governed by, and shall be construed and interpreted in accordance with, Italian law.

22.2	All disputes - included those of non contractual nature - arising out of, related or connected to this agreement shall be settled by arbitration under the Rules of the Milan Chamber of Arbitration (the Rules), by three arbitrators, appointed in accordance with the Rules (art. 15, par. 4), which are deemed to be incorporated by reference into this clause. The seat of the arbitration shall be in Milan. The language of arbitration shall be Italian. The Parties hereby vest the arbitrators with the authority to order provisional measures, pursuant to Article 818 of the Italian Code of Civil Procedure and the Rules, before the award is issued. The Arbitral Tribunal shall decide the dispute in accordance with the applicable law. The award issued by the Arbitral Tribunal shall be binding and final upon the parties.

# # #

If you are in agreement with the terms and conditions above, please return copy of this letter executed in sign of full and unconditional acceptance.

Yours faithfully,

/s/ Marriana H Yulo

/s/ Emilie Guirimand

Hotel101 EU SARL

# # #

For acceptance.

Lhuxor S.r.l.

/s/ Antonio Tortora
Antonio Tortora

Sofia Real Estate S.r.l.

/s/ Stefania Vitiello
Stefania Vitiello

Caterina Casale

/s/ Caterina Casale
Caterina Casale

Filippo Casale

/s/ Filippo Casale
Filippo Casale